

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 8, 2008

via U.S. mail and facsimile

Steven E. Nielsen, Chief Executive Officer
Dycom Industries, Inc.
11770 US Highway 1, Suite 101
Palm Beach Gardens, Florida 33408

> **RE: Dycom Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended July 28, 2007**
> **Filed September 7, 2007**
> **Form 10-Q for the Fiscal Quarter Ended October 27, 2007**
> **Filed November 21, 2007**
> **File No. 1-10613**

Dear Mr. Nielsen:

We have reviewed your response letter dated March 5, 2008 and have the following additional comment.

Form 10-Q for the Fiscal Quarter Ended October 27, 2007

1. We have read your response to prior comment 4 regarding the calculation of operating cash flows in the condensed consolidating statements of cash flows. We understand that the parent does not generate any revenue or interest income and does not have any cash or income producing assets other than its equity interest in its subsidiaries. We understand that the reported parent company operating cash flow balance has been impacted by periodic accounting entries whereby the parent adjusts its income tax payable account with off-setting adjustments to its intercompany payable/receivable account. Specifically, any increase in the parent's income tax payable account is reported as a positive operating cash flow whereas the corresponding increase in the intercompany receivable account is reported as a negative financing cash flow. These accounting entries appear to constitute noncash transactions and should not be considered in calculating the parent's operating and financing cash flow balances. In this regard, paragraph 14 of SFAS 95 addresses the emphasis on cash receipts and payments. Therefore, the reported cash flow balances should only be impacted by actual cash transactions

occurring during the period. Any cash payments made by the parent in payment of taxes should be classified as a negative operating cash flow by the parent pursuant to paragraph 23.c of SFAS 95. Cash payments made by subsidiaries to the parent must be classified based on the nature of such transactions. Cash dividends paid by subsidiaries to the parent should be classified as operating inflows by the parent, financing outflows by the subsidiaries, and as reversing entries in the eliminating entries column. Cash payments constituting intercompany advances and/or loans must be classified as financing cash flows consistent with the presentation in paragraph 136 of SFAS 95. Based on the facts provided, the $4.3 million parent company positive operating cash flow balance reported at October 27, 2007, appears inappropriate given that no dividend payments by the subsidiaries are reported during any of the periods presented. The reported parent company amount comprises 24% of the consolidated operating cash flow balance for the period. In future filings, please make the necessary revisions and/or disclosure clarifications to clearly reflect compliance with SFAS 95.

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You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief